MDS CODE OF ETHICS FOR FINANCIAL PROFESSIONALS

This MDS Code of Ethics for Financial Professionals applies to the Chief Executive Officer and Chief Financial Officer of MDS and all MDS finance professionals worldwide serving in the finance, accounting, treasury and tax departments of MDS, its subsidiaries, divisions or business units (collectively the "Company" or "MDS").

You agree to adhere to and advocate the following principles governing your professional and ethical conduct in the fulfillment of your responsibilities:

  always maintain the confidentiality, privacy and security of financial information of the Company entrusted to you in strict accordance with legal and ethical obligations;

  always maintain financial records of the Company in sufficient detail so as to reflect accurately the Company's transactions;

  always ensure that the financial information related to your business unit as submitted to MDS Corporate Finance does not misstate a material fact or omit to state any material fact, which would, by its omission, make the financial information misleading;

  always comply with the Company's system of internal accounting controls and financial disclosure controls to ensure that the senior officers of MDS are made aware of all material facts to enable them to prepare accurate financial information.

  always prepare financial statements in accordance with the Accounting Policies of MDS and generally accepting accounting principles, and fairly present, in all material respects, the financial condition and results of the Company or your particular business unit, as the case may be. If a transaction arises for which there is no existing Accounting Policy always discuss the transaction with the CFO or the VP Finance of MDS;

  always ensure that MDS has complied with its contractual commitments or that you have reported to Senior Corporate management the details of any contract defaults that could have a material effect on the financial information of your business unit;

  never unduly influence, manipulate or mislead any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of MDS' financial statements or accounting books and records related to your business unit;

  always use common sense and observe standards of good taste regarding content and language when creating business or financial records and other documents that may be retained by MDS or a third party. You should keep in mind that at a future date MDS or a third party may be in a position to rely on or interpret the document with the benefit of hindsight or the disadvantage of imperfect recollection; and

  promptly report any possible violation of this Code of Ethics to any of the channels (copy attached) listed in the Global Business Practice Standards including the MDS Audit Committee or the 1-800 help line.

If you have any questions regarding the best course of action in a particular situation you should promptly seek assistance. Remember, you may remain anonymous in the reporting of any possible violation of this Code of Ethics. If you wish to remain anonymous please use the 1-800 help line.

MDS FINANCE PROFESSIONAL PERSONAL PLEDGE

As Chief Executive Officer, I acknowledge that I have received and read the MDS Code of Ethics for Financial Professionals and I understand my obligations as an Officer to comply with the Code of Ethics.

Employee Signature: Date:

Employee Name: